Pillsbury Winthrop Shaw Pittman LLP

12255 El Camino Real, Suite 300  |  San Diego, CA  92130-4088  |  tel 619.234.5000  |  fax 858.509.4010

Mike Hird

tel 858.509.4024

mike.hird@pillsburylaw.com

April 4, 2013

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:           Jeffrey P. Riedler, Assistant Director

Karen Ubell, Staff Attorney

Re:                             Receptos, Inc.

Registration Statement on Form S-1

CIK No. 0001463729

Ladies and Gentlemen:

On behalf of Receptos, Inc. (the “Registrant”), we are concurrently filing with the U.S. Securities and Exchange Commission (the “SEC”) via EDGAR the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).  The Registration Statement was originally submitted to the SEC in draft form as a confidential filing on February 13, 2013, and that original submission was updated by an amended document submitted to the SEC on March 29, 2013 (“Confidential Submission #2”).

We have also enclosed with the copy of this letter that is being transmitted via courier three copies of the Registration Statement in paper format, marked to show changes from Confidential Submission #2.  As you will note, the Registration Statement is substantially the same as Confidential Submission #2, with the changes largely representing the minimum modifications necessary to convert the Registration Statement from a confidential submission to a public filing.

We would be pleased to answer your questions or provide you with any additional information.  Please contact the undersigned at (858) 509-4024 or Patty DeGaetano at (858) 509-4033.

Very truly yours,

/s/ Mike Hird

Mike Hird

cc:	Receptos, Inc.
Faheem Hasnain
Graham Cooper

Cooley, LLP
Tom Coll, Esq.
Charles S. Kim, Esq.
Sean Clayton, Esq.

Pillsbury Winthrop Shaw Pittman LLP
Patty M. DeGaetano, Esq.

www.pillsburylaw.com